Original Issue Date: **November 10, 2010**

$199,606

10% DEBENTURE
DUE NOVEMBER 10, 2011

THIS DEBENTURE of Galaxy Media and Marketing Corporation, a Nevada corporation, having a principal place of business at 245 Main Street, Ste. 600, White Plains, New York 10601 (the "Company"), designated as its 10% Debenture, due November 10, 2011 (the "Debenture").

FOR VALUE RECEIVED, the Company promises to pay to John Thomas Bridge & Opportunity Fund II or its registered assigns (the "Holder"), the principal sum of $199,606 on the earlier of (i) November 10, 2011, and (ii) the New Financing Date, as defined in Section 9 (the "Maturity Date"), and to pay accrued interest to the Holder upon the Maturity Date on the outstanding principal amount of this Debenture at the rate of 10% per annum, payable in cash.

This Debenture is subject to the terms and conditions set forth in the Purchase Agreement, as well as to the following additional provisions:

Section 1.   This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2.   This Debenture may only be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 3.   Events of Default.

(a)   "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)   any default in the payment of the principal amount of this Debenture when the same shall become due and payable, either at Maturity or by acceleration or otherwise; or

(ii)   default shall be made in the payment of interest on this Debenture when the same becomes due and payable and the default continues for a period of five (5) business days; or

(iii)   any representation or warranty made by the Company in this Debenture or the Security Agreement was incorrect in any material respect on or as of the date made; or

(iv)   the Company shall fail to observe or perform any other covenant or agreement contained in this Debenture, the Security Agreement, or the Securities Purchase Agreement, which failure is not cured, if possible to cure, within 10 calendar days after written notice of such default is sent by the Holder or by any other holder to the Company; or

(v)   the Company shall commence, or there shall be commenced against the Company a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company; or any corporate or other action is taken by the Company or any subsidiary thereof for the purpose of effecting any of the foregoing; or

(vi)   default shall occur with respect to any indebtedness for borrowed money of the Company or under any agreement to which the Company is a party and such default shall exceed $75,000; or

(vii)   default with respect to any contractual obligation of the Company under or pursuant to any contract, lease, or other agreement to which the Company is a party and such default shall continue for more than the period of grace, if any, therein specified, if the aggregate amount of the Company's contractual liability arising out of such default exceeds or is reasonably estimated to exceed $75,000; or

(viii)   final judgment for the payment of money in excess of $75,000 shall be rendered against the Company and the same shall remain undischarged for a period of 60 days during which execution shall not be effectively stayed; or

(ix)   failure to issue the Holder shares of Company common stock as required pursuant to section 3.02(a)(iv) of the Securities Purchase Agreement.

(b)   If any Event of Default occurs, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become immediately due and payable in cash. Commencing upon an Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Debenture holder until such time, if any, as the full payment under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 4.   This Debenture is a direct obligation of the Company, and the obligation of the Company to repay this Debenture is absolute and unconditional. The repayment terms hereof reflect the substantial risks Holder is assuming by virtue of Holder's agreement evidenced hereby that no recourse shall be had for the payment of the principal of, or interest on the Debenture, or for any claim based hereon, or otherwise in respect hereof, against any shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the express terms hereof and as part of the consideration for the repayment terms here or hereof, expressly waived and released**.**

Section 5.   Interest on the amount advanced will accrue on this Debenture until the Maturity Date at the rate of ten percent (10% per annum), and be payable on Maturity Date. All past due interest shall accrue on a daily basis and shall be payable in cash. The Holder may demand payment of all or any part of this Debenture, together with accrued interest, if any, and any other amounts due hereunder, as of the Maturity Date or any date thereafter.

Section 6.   Security Interest. This Debenture shall be secured by all of the assets of the Company, as set forth in the Security Agreement, and is subject to the Intercreditor Agreement with John Thomas Bridge & Opportunity Fund I and Teresa Bailin.

Section 7.   Any payment made by the Company to the Holder, on account of this Debenture shall be applied in the following order of priority: (i) first, to any amounts other than principal and accrued interest, if any, hereunder, (ii) second, to accrued interest, if any, through and including the date of payment, and (iv) then, to principal of the Debenture.

Section 8.   The outstanding principal of the loan evidenced by this Debenture may not be prepaid, except as set forth in Section 9 hereof.

Section 9.   The term "New Financing Date" means the business day on which the Company closes any equity, equity equivalent, or debt financing ("New Financing") in which the Company receives gross proceeds of at least Three Million Dollars ($3,000,000) or more or the last of any such equity, equity equivalent, or debt financing which in the aggregate equal gross proceeds of $3,000,000 or more to the Company. All such gross proceeds are determined before deduction of any fees or other expenses or disbursements of any kind in connection with the relevant transaction, offering or placement of securities. Upon the closing of one or more equity, equity equivalent, or debt financings in which the Company receives gross proceeds of less than Three Million Dollars ($3,000,000) per financing and in the aggregate, the Company shall pay an amount equal to 50% of the proceeds of such financing to reduce on na pro-rata basis the aggregate indebtedness of (i) this Debenture and (ii) the debentures issued to John Thomas Bridge & Opportunity Fund I and Teresa Balian, dated the date hereof.

Section 10.   In the event of a Change of Control taking place, Holder, at its option, will have the right to require the Company, upon the Change in Control, to purchase the Debenture at a purchase price of 125% of the price, plus accrued interest. The Company shall give Holder 20 days notice prior to the event of a Change of Control.

Section 11.   This Debenture shall be governed by and interpreted in accordance with the laws of the State of Texas for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the state courts of the State of Texas located in Harris County and and the United States District Court for the Southern District of Texas in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non convenes, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Debenture. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement or the Debenture

Section 12.   Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any notice of conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, facsimile number (914) 328-2873, Attn: Gary Savage or such other address or facsimile number as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. Houston, Texas time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Houston, Texas time) on any date and earlier than 11:59 p.m. (Texas time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 13.   If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

Section 14.   If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the

Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 15. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of Texas are authorized or required by law or other government action to close.

"Change of Control" as used herein shall mean the occurrence of the following events:

(i)   A sale, transfer, or other disposition by the Company through a single transaction or a series of transactions occurring within a 90-day period of securities of the Company representing Beneficial Ownership (as defined below) of fifty (50%) percent or more of the combined voting power of the Company then outstanding securities to any "Unrelated Person" or "Unrelated Persons" acting in concert with one another. For purposes of this definition, the term "Person" shall mean and include any individual, partnership, joint venture, association, trust corporation, or other entity [including a "group" as referred to in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("1934 Act")]. For purposes of this definition, the term "Unrelated Person" shall mean and include any Person other than the Company, a wholly-owned subsidiary of the Company, an existing shareholder, or an employee benefit plan of the Company; provided however, a sale of the Company's securities in a capital raising transaction shall not be a Change of Control.

(ii)   A sale, transfer, or other disposition through a single transaction or a series of transactions occurring within a 90-day period of all or substantially all of the assets of the Company to an Unrelated Person or Unrelated Persons acting in concert with one another.

(iii)   A change in the ownership of the Company through a single transaction or a series of transactions occurring within a 90-day period such that any Unrelated Person or Unrelated Persons acting in concert with one another become the "Beneficial Owner," directly or indirectly, of securities of the Company representing at least fifty-one (51%) percent of the combined voting power of the Company then outstanding securities. For purposes of this Agreement, the term "Beneficial Owner" shall have the same meaning as given to that term in Rule 13d-3 promulgated under the 1934 Act, provided that any pledgee of voting securities is not deemed to be the Beneficial Owner of the securities prior to its acquisition of voting rights with respect to the securities.

(iv)   Any consolidation or merger of the Company with or into an Unrelated Person, unless immediately after the consolidation or merger the holders of the Common Stock of the Company immediately prior to the consolidation or merger are the beneficial owners of securities of the surviving corporation representing at least fifty-one (51%) percent of the combined voting power of the surviving corporation's then outstanding securities.

"Intercreditor Agreement" means the intercreditor agreement, in the form attached hereto as Exhibit B.

"Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

"Securities Purchase Agreement" means the agreement entered into by and between the Holder and the Company dated the date hereof of which this Debenture is a schedule.

"Security Agreement" means the security agreement, in the form attached hereto as Exhibit A, pursuant to which the Company has granted Holder a security interest in all of its assets.

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IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

GALAXY MEDIA AND MARKETING CORPORATION



By:_____

    Name: Gary Savage

    Title: President